UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

K-Tron International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

482730 10 8
(CUSIP Number)

July 25, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

Page 1 of 15 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person.
    Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	5. Sole Voting Power: -0-
	6. Shared Voting Power: 112,592
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 112,592

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    112,592

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    4.1%

12. Type of Reporting Person (See Instructions)
    IN, HC

1. Name of Reporting Person.
    Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of   5. Sole Voting Power: -0-
Shares
Beneficially   6. Shared Voting Power: 53,092
Owned by
Each   7. Sole Dispositive Power: -0-
Reporting
Person With   8. Shared Dispositive Power: 53,092

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    53,092

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    1.9%

12. Type of Reporting Person (See Instructions)
    CO, HC

1. Name of Reporting Person.
    Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of   5. Sole Voting Power: -0-
Shares
Beneficially   6. Shared Voting Power: 3,660
Owned by
Each   7. Sole Dispositive Power: -0-
Reporting
Person With   8. Shared Dispositive Power: 3,660

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,660

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    Less than 1%

12. Type of Reporting Person (See Instructions)
    OO, BD

1.   Name of Reporting Person.
     Robotti & Company Advisors, LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     New York

Number of   5.   Sole Voting Power: -0-
Shares
Beneficially   6.   Shared Voting Power: 49,432
Owned by
Each   7.   Sole Dispositive Power: -0-
Reporting
Person With   8.   Shared Dispositive Power: 49,432

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
       49,432

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
       1.8%

12. Type of Reporting Person (See Instructions)
       OO, IA

1. Name of Reporting Person.
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    United States

Number of   5. Sole Voting Power: -0-
Shares
Beneficially   6. Shared Voting Power: 59,500
Owned by
Each   7. Sole Dispositive Power: -0-
Reporting
Person With   8. Shared Dispositive Power: 59,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    59,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    2.2%

12. Type of Reporting Person (See Instructions)
    IN, HC

1. Name of Reporting Person.
    Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of   5. Sole Voting Power: -0-
Shares
Beneficially   6. Shared Voting Power: 59,500
Owned by
Each   7. Sole Dispositive Power: -0-
Reporting
Person With   8. Shared Dispositive Power: 59,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person
     59,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    2.2%

12. Type of Reporting Person (See Instructions)
    OO

1. Name of Reporting Person.
    The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of   5. Sole Voting Power: -0-
Shares
Beneficially   6. Shared Voting Power: 41,944
Owned by
Each   7. Sole Dispositive Power: -0-
Reporting
Person With   8. Shared Dispositive Power: 41,944

9. Aggregate Amount Beneficially Owned by Each Reporting Person
     41,944

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    1.5%

12. Type of Reporting Person (See Instructions)
    PN

1. Name of Reporting Person.
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: -0-
	6. Shared Voting Power: 17,556
	7. Sole Dispositive Power: -0-
	8. Shared Dispositive Power: 17,556

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    17,556

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    Less than 1%

12. Type of Reporting Person (See Instructions)
    PN

Item 1(a).   **Name of Issuer:**

        K-Tron International, Inc.

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

        Routes 55 and 553, P.O. Box 888, Pitman, New Jersey 08071-0888

Item 2(a).   **Name of Persons Filing:**

        This statement is filed by (collectively, the "Reporting Persons")

(i)   Robert E. Robotti ("Robotti"), a United States citizen;

(ii)   Robotti & Company, Incorporated ("ROBT"), a New York corporation;

(iii)   Robotti & Company, LLC ("Robotti & Company"), a New York limited liability company and broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(iv)   Robotti & Company Advisors, LLC ("Robotti Advisors"), a New York limited liability company and investment advisor registered under the Investment Advisers Act of 1940;

(v)   Kenneth R. Wasiak ("Wasiak"), a United States citizen;

(vi)   Ravenswood Management Company, L.L.C. ("RMC"), a limited liability company and the general partner of The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.;

(vii)   The Ravenswood Investment Company, L.P. ("RIC"), a New York limited partnership; and

(viii)   Ravenswood Investments III, L.P. ("RI"), a New York limited partnership.

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

        The principal business address of each of Mr. Robotti, ROBT, Robotti & Company and Robotti Advisors is 52 Vanderbilt Avenue, 4th Floor, New York, New York 10017-3808.

        The principal business address of each of RMC, RIC, and RI is 104 Gloucester Road, Massapequa, New York, 11758.

        The principal business address of Mr. Wasiak is 515 Madison Avenue, New York, New York 10022

Item 2(c).   **Citizenship:**

        See Item 2(a)

Item 2(d).   **Title of Class of Securities:**

        Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).   **CUSIP Number**

        482730 10 8

Item 3.   **If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

        Not Applicable

Item 4.   **Ownership**
(i) Mr. Robotti: (1)(2)(3)(4)(5)
    (a) Amount beneficially owned: 112,592 shares
    (b) Percent of class: 4.06%
    (c) Number of shares as to which such person has:
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 112,592 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 112,592 shares

(ii) ROBT: (1)(2)(3)
    (a) Amount beneficially owned: 53,092 shares
    (b) Percent of class: 1.92%
    (c) Number of shares as to which such person has:
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 53,092 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 53,092 shares

(iii) Robotti & Company: (1)(2)
    (a) Amount beneficially owned: 3,660 shares
    (b) Percent of class: less than one percent
    (c) Number of shares as to which such person has:
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 3,660 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 3,660 shares

(iv) Robotti Advisors: (1)(3)
    (a) Amount beneficially owned: 49,432 shares
    (b) Percent of class: 1.78%
    (c) Number of shares as to which such person has:
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 49,432 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 49,432 shares

(v) Mr. Wasiak: (1)(4)(5)
    (a) Amount beneficially owned: 59,500 shares
    (b) Percent of class: 2.15%
    (c) Number of shares as to which such person has:
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 59,500 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 59,500 shares

(vi) RMC: (1)(4)(5)
    (a) Amount beneficially owned: 59,500 shares
    (b) Percent of class: 2.15%
    (c) Number of shares as to which such person has
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 59,500 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 59,500 shares

(vii) RIC: (1)(4)
   (a) Amount beneficially owned: 41,944 shares
   (b) Percent of class: 1.51%
   (c) Number of shares as to which such person has
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 41,944 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 41,944 shares

(viii) RI: (1)(5)
   (a) Amount beneficially owned: 17,556 shares
   (b) Percent of class: less than one percent
   (c) Number of shares as to which such person has
        (i) Sole power to vote or direct the vote: 0 shares
        (ii) Shared power to vote of to direct the vote: 17,556 shares
        (iii) Sole power to dispose or to direct the disposition of: 0 shares
        (iv) Shared power to dispose or to direct the disposition of: 17,556 shares

   * Based on 2,772,197 shares of Common Stock, $0.01 par value, outstanding as of July 25, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission (the "Commission") on August 4, 2008.

   (1) Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein by the other Reporting Persons and any other person named herein. Each of the Reporting Persons disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any other Reporting Person or other person.

   (2) Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 3,660 shares of Common Stock owned by the discretionary customers of Robotti & Company.

   (3) Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 49,432 shares of Common Stock owned by the advisory clients of Robotti Advisors.

   (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 41,944 shares of Common Stock owned by RIC.

   (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 17,556 shares of Common Stock owned by RI.

Item 5.   **Ownership of Five Percent or Less of a Class.**
               If this is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**
               Not Applicable.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.**
               Not Applicable.

Item 8.   **Identification and Classification of Members of the Group.**
                   See Item 2 and Note (1) in Item 4.

Item 9.   **Notice of Dissolution of Group.**
                   Not Applicable.

Item 10.   **Certifications:**
                   By signing below we certify that, to the best of our knowledge and belief, the securities referred
                   to above were acquired and are held in the ordinary course of business and were not acquired
                   and are not held for the purpose of or with the effect of changing or influencing the control of
                   the issuer of the securities and were not acquired and are not held in connection with or as a
                   participant in any transaction having that purpose or effect.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008

Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                     Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
      Name: Robert E. Robotti   Name: Robert E. Robotti
      Title: President and Treasurer   Title: President and Treasurer

      /s/ Kenneth R. Wasiak
      Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
      Name: Robert E. Robotti   Its General Partner
      Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                     Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.   Title: Managing Member
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

AMENDED JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G/A Amendment No. 8 dated August 4, 2008 with respect to the shares of Common Stock, $.01 par value per share, of K-Tron International, Inc., and any further amendments thereto executed by each or any of us shall be jointly filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

August 4, 2008

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
Robert E. Robotti		Name: Robert E. Robotti
		Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated   By: Robotti & Company, Incorporated

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
         Name: Robert E. Robotti   Name: Robert E. Robotti
         Title: President and Treasurer   Title: President and Treasurer

         /s/ Kenneth R. Wasiak
         Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
         Name: Robert E. Robotti   Its General Partner
         Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                                             Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C   Title: Managing Member
         Its General Partner

By: /s/ Robert E. Robotti
         Name: Robert E. Robotti
         Title: Managing Member